United States
                           	Securities and Exchange Commission
                                	Washington, D.C.  20549

                                     	FORM 10-Q


[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the period ended September 30, 1999

	or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________

Commission File Number: 0-14227


	THE SOMERSET GROUP, INC.
	(Exact name of registrant as specified in its charter)

INDIANA						                                                			35-1647888
(State or other jurisdiction of 						                     	(I.R.S. Employer
incorporation or organization)						                      	Identification No.)

135 N. PENNSYLVANIA STREET, SUITE 2800, INDIANAPOLIS, INDIANA 46204
(Address of registrant)						                               (Zip Code)

Registrant's telephone number, including area code: 317/269-1285


___________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15(d) of the Securities exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[  ]


	COMMON STOCK OUTSTANDING AT September 30, 1999 - 2,820,402 SHARES.




Part 1

Item 1 - Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Earnings for the three months ended September 30, 1999 amounted to $759,000, compared to earnings for the same quarter of 1998 of $628,000, an increase of 20.9%. On a per diluted share basis, the 1999 earnings represented $.27 per share, compared to $.21 per share for 1998, an increase of 28.6%.

Earnings for the nine months ended September 30, 1999 amounted to $2,644,000, compared to earnings for the same nine months of 1998 of $2,210,000, an increase of 19.6%. On a per diluted share basis, the 1999 earnings represented $.92 per share, compared to $.74 per share for 1998, an increase of 24.3%.

Earnings for the nine months of 1999 contained a one-time charge against net income of $115,000, or $.04 per share, for the adoption of an accounting pronouncement on January 1, 1999. Earnings per share before the cumulative effect of the accounting change were $.96, an increase of 29.7% over the comparable 1998 amount of $.74 per share. The one-time charge resulted from the adoption of an American Institute of Certified Public Accountants' Statement of Position that required the Company to charge to expense previously capitalized costs for start-up activities.

There were fewer average shares outstanding during the first half of 1999 than there were in 1998, which caused the percentage increases for the per share calculations to be higher than the comparisons of actual earnings. The lower number of average shares outstanding primarily resulted from the Company's stock repurchase program announced in April 1999.

The improvement in earnings was a result of increases in revenue and income during the third quarter and the nine months of 1999, compared with last year. Total revenue and income for the third quarter of 1999 amounted to $3,461,000, compared with $2,754,000 for the 1998 quarter, an increase of 26%, or $707,000. Total revenue and income for the nine months of 1999 amounted to $11,232,000, compared with $9,008,000 for the nine months of 1998, an increase of 25%, or $2,224,000.

1999 revenue and financial results include the operations of McGee, Rice & Wheat Inc., a CPA firm, since its acquisition by Somerset on September 1, 1999, and the results of the information technology consulting group formed in January 1999. Neither of these operations was included in 1998 results.

During the quarter, revenue from fees, commissions, and investment income for financial and investment services offered by the Company increased 19.6% to $2,001,000, compared with $1,673,000 last year. In addition, the Company's equity income from First Indiana Corporation increased 35%, compared to the 1998 quarter and reached $1,460,000.

For the nine-month period, fees, commissions, and investment income increased 28% to almost $7.7 million, compared with $6.0 million for 1998, and equity income from First Indiana Corporation was up 18% to $3.6 million, compared with $3.0 million last year.

During the quarter, the Company's fees for specialty consulting services continued to increase substantially over last year. The revenue growth came mainly from fee income from both new and existing clients, which is an indication that the Company's existing clients are pleased with the service and contracted with Somerset for additional services. Our reputation as a quality provider of financial advice and solutions continues to grow and is attracting new clients.

The Company's new information technology consulting group made a significant contribution to the revenue increases. The traditional tax, accounting services and consulting areas posted increases, and commission income from the insurance and investment products division increased during the quarter, compared to a flat performance during the first two quarters of the year. These increases were partially offset by lower investment earnings.

The actual change in revenue for the sources of revenue activities were as follows:

		                             		         	Three Months       	Nine Months
(In thousands)	                       Ended September 30	  Ended September 30
Division	                            1999 	1998  	Change   	1999 	1998 	Change
Fee income from financial services	$1,437	$1,334  	$103  	$5,836	$5,012 	$824
Fee income from IT consulting	        206	   ---   	206     	925   	---  	925
Commission income from investment
    and insurance products	           356   	249   	107     	803   	687  	116
Investment income	                      2    	90   	(88)	    107   	281 	(174)
                                    -----  -----    ---    -----  ----- -----
	Total	                            $2,001	$1,673  	$328  	$7,671	$5,980 1,691

The Company's share of pre-tax earnings for its 22% ownership interest of First Indiana Corporation increased 35% for the quarter and reached $1,460,000, compared with $1,081,000 for the 1998 quarter. For the nine months, the Company's share of First Indiana Corporation's earnings was $3,561,000, a 17.6% increase over the 1998 amount.

According to First Indiana's September 30, 1999 Form 10-Q filed with the Securities and Exchange Commission, the increase in earnings occurred partially as a result of actions to implement First Indiana's strategy of concentrating banking activities in Central Indiana. The actions included the sale of deposits of its Evansville, Indiana branches, in the southern region of Indiana, and the out-of-state mortgage banking operations. The sales resulted in record earnings for the quarter ended September 30, 1999. After giving effect to these two events and related transactions, third quarter operating earnings were also a record amount, and were 12% above 1998 quarterly earnings.

As shown in their 10-Q report, during the third quarter of 1999, First Indiana's cost of funds was 4.83%, compared with 5.24% one year ago. For the nine months ended September 30, 1999, the cost of funds was 4.77%, compared with 5.20% for the same period in 1998. As a result of the lower cost of funds combined with growth in their loan portfolios, net interest income increased 13% over the third quarter of 1999 compared to 1998, and increased 11% for the comparable nine-month amounts. First Indiana's net interest margin rose in the third quarter to 3.99%, compared with 3.77% in the third quarter of 1998.

Somerset's operating expenses increased $528,000, or 28.0% during the 1999 third quarter, compared with the 1998 quarter, and increased $1,547,000 during the nine months ended September 30, 1999, compared with 1998, excluding $163,000 of non-recurring merger expenses from the 1998 amount. The higher operating expenses were primarily due to the addition of professional and administrative staff in the financial services divisions, including the staff of McGee, Rice & Wheat on September 1, 1999, and the inclusion of expenses for the information technology group for the first time in 1999.

The addition of talented individuals with specialty experience was in response to continued growth demands of the Company's financial planning and specialty consulting services and the addition of new services to better serve clients. The growth in revenue and income during the quarter is supportive of the Company's expansion. Management expects continued growth in revenue and income during the remainder of the year as the new services are further integrated into our client relationships. Management expects the revenue to grow faster than operating expenses as efficiency of new staff continues to improve, and as the client base obtained in the acquisition of McGee, Rice & Wheat are introduced to the specialty consulting services offered by Somerset.

Financial Condition and Liquidity

Management considers the financial condition and liquidity of the Company to be excellent at September 30, 1999 and December 31, 1998. Liquidity at September 30, 1999 was substantially lower than the position at December 31, 1998. However, the Company's liquidity at December 31, 1998 was unusually high for comparable companies in the financial services industry. At December 31, 1998, March 31, 1999, and June 30, 1999, management reported that the balance sheet contained an unusually large percentage of liquid assets. These liquid assets were being invested temporarily and were intended for use in additional acquisitions, further expansion of the financial services operation, and continued funding of a common stock repurchase program. During the nine months ended September 30, 1999, most of the investments held for resale have been employed for these purposes. Cash of $2,495,000 was provided from the sale of investments, during the nine months ended September 30, 1999.

The Company had no outstanding debt at September 30, 1999 nor December 31, 1998, as presented in the Condensed Consolidated Balance Sheets. All short-term and long-term debt was retired during the first quarter of 1998.

At September 30, 1999, the Company had a ratio of current assets to current liabilities of 4.8 to one, compared with a very high ratio of 14.8 to one at December 31, 1998. Net working capital amounted to $3.1 million at September 30, 1999, compared with $5.8 million at December 31, 1999. The decline in these ratios was caused by the use of cash for non-working capital purposes during the nine months.

During the first nine months of 1999, the Company systematically repurchased shares of its common stock under programs approved by the Board of Directors and announced publicly. For the nine months ended September 30, 1999, 158,263 shares had been repurchased at a cost of $2.69 million (average per share cost of $17.00).

The Company reissued 47,442 shares in connection with a merger transaction, and 39,380 shares were reissued for cash via employee exercise of stock options. Net treasury stock transactions amounted to purchases of $1.33 million for the nine months ended September 30, 1999. The Company intends to use the remaining repurchased shares in funding employee benefit programs, including stock options programs, and for future acquisitions not yet identified.

Cash expenditures for the acquisition and formation of new operations amounted to $1.4 million during the nine months ended September 30, 1999.

Operating activities during the nine months ended September 30, 1999 provided cash of $1,611,000, which is $644,000, or 67%, above the $967,000 provided in the same period in 1998. The cyclical nature of operations includes a rapid increase in trade accounts receivable during the first four months of the year, followed by a decrease in accounts receivable during the remainder of the year. The increase in net income combined with an increase of deferred income taxes were the principal causes of the increase in cash flow from operations.

The Company expended $358,000 for the purchase of office equipment and furniture primarily for the information technology subsidiary, and for completion of Y2K readiness programs.

Cash dividends of $566,000 were paid to shareholders, compared to $522,000 paid during the nine months of 1998. The increase was a result of an increase in the 1999 annual dividend rate to $.20 per share, compared to $.18 per share for 1998 an 11% increase.

Management anticipates that expansion activities, including future purchase of property and equipment, will be funded from available cash and short-term investments. A major acquisition could require the use of bank debt and/or the issuance of additional shares of common stock.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value, which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income. Under certain circumstances, the tax liability recorded in this manner (approximately $9.7 million) may never be incurred. The fair value of our investment in First Indiana at September 30, 1999 was approximately $58 million, or $19 million greater than the investment amount reflected in our balance sheet at September 30, 1999.

The Company is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervisions ("OTS").

Impact of Accounting Standards Not Yet Adopted
Recent pronouncements by the Financial Accounting Standards Board ("FASB") and the American Institute of Certified Public Accountants are not applicable to the Company's consolidated financial statements. However, First Indiana is currently assessing the impact of FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities" on its financial condition and results of operations upon adoption, for fiscal years beginning after June 15, 2000.

Year 2000 Readiness
The Year 2000 issue refers to shortcomings which exist in some current computer hardware and software that preclude the correct calculation of date-sensitive information from, into, and between the twentieth and twenty-first centuries, including leap year calculations. The Company is subject to regulations of two governmental agencies in connection with review of its state of readiness. The Company's operations of the First Indiana Investor Services division is subject to the Federal Financial Institutions Examination Council ("FFIEC") guidelines and review by the OTS. The Somerset Financial Services division, as a Registered Investment Advisor, is subject to review by the Securities and Exchange Commission ("SEC"). Because the Company relies on technology for transaction processing, preparing for the Year 2000 is a critical focus of resources.

All hardware and software vendors, as well as significant other vendors, were identified and contacted. The Company identified potential Year 2000 readiness issues and developed action plans and contingency plans for each issue. The Company tested systems for purposes of validating year 2000 readiness, upgraded and replaced existing hardware, software, and embedded systems, and implemented contingency plans in the event a particular vendor will not assist the Company in its Year 2000 efforts. All vendors have provided the Company written assurance that they will be Year 2000 compliant on January 1, 2000. A team is monitoring significant vendor relationships to ensure that no issues arise which will cause management to doubt the ability of the vendor to be adequately prepared for the Year 2000 and thus possibly impact the Company's ability to conduct business beyond the century change.

The Company uses external data service bureaus for processing and reporting of some customer data. Proxy testing has been conducted on the mission critical aspects with the service bureaus, and they have been determined to be Year 2000 compliant.

During 1998, the Company completed replacement of computer hardware and software and installed software upgrades at a cost of $160,000. During the first nine months of 1999, an additional $116,000 has been expended for these items, bringing the total cost to $276,000. Future expenditures are not expected to be material.

At September 30, 1999, all computer hardware is capable of processing data in the Year 2000, and all computer software systems have been tested and determined to be Year 2000 compliant.

While the Company has made significant effort to assess, remediate, and test its computerized systems, it is also developing contingency plans. These contingency plans are intended to provide alternate processes and actions in the event of system malfunction at the beginning of Year 2000.

The first priority is the mission critical systems, which are being addressed in detail as to the steps to be taken by each individual involved in the process or system that has failed. In addition, the plan includes focusing the resources and professional staff of its subsidiary, Paradym Technologies, Inc., immediately on the remediation of any system failure that may have gone undetected. Paradym Technologies, Inc. is in the business of providing information technology consulting services to clients of the Company.


Management sees no internal impact or risk to the Company's ability to operate in the twenty-first century, but it is not possible to assess the financial impact of lost revenue due to Year 2000 issues or future expenditures due to external factors at this time.

Information on Forward-Looking Statements
The statements in this Quarterly Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.

                                 PART II
                            OTHER INFORMATION

Items 1, 2, 3, 4, and 5
The information required by these items has been omitted. The registrant had no activity applicable to these items.

Item 6 - Reports Filed on Form 8-K
No reports on Form 8-K were filed during the three months ended September 30, 1999.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



THE SOMERSET GROUP, INC.
(Registrant)




                         By s/Marni McKinney
                         Marni McKinney, President and
                         Chief Executive Officer



                         By s/Joseph M. Richter
                         Joseph M. Richter, Executive Vice President,
                         Finance and Treasurer


Date:  November 9, 1999